UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Appointment of New Directors and Officer

Effective November 16, 2023, Blue Hat Interactive Entertainment Technology, a Cayman Islands exempted company (the “Company”) appointed Mr. Guo Fan as director and joint chief executive officer of the Company, and Mr. Zhiyong Gong as independent director of the Company.

Mr. Guo Fan, aged 45, has over 20 years of experience in business investment and transactions. Formerly, he was chief executive officer of Pay88, Inc., a Nasdaq-listed developer of internet-based money transfer services between the United States and China. Mr. Fan has co-founded and managed Fluency Capital Co. LLC, a private fund headquartered in New Hampshire, United States, specializing in investments in high tech businesses. He holds a Bachelor’s Degree in Hospitality Management from NHTI – Concord's Community College.

Mr. Fan shall receive a total annual salary in the amount of US$200,000, in the form of cash and equity bonus at the sole discretion of the Board. The employment with Mr. Fan has a term of three years and is subject to renewal upon mutual agreement.

Mr. Zhiyong Gong, aged 41, has over 20 years of experience in business consulting and training, with a particular focus on marketing. Since 2016, he has worked as managing partner and senior business consultant at Guangzhou Zida Investment Consulting Co. Limited. From 2009 to 2016, he was partner and senior business consultant at Zhengji Human Resource Co. Limited. He has hosted more than 1,500 consulting and training sessions, and accumulated over 3,000 enterprise clients for his services. He holds a Bachelor’s Degree in Business Administration from Nankai University.

Mr. Gong shall receive a total annual salary in the amount of US$20,000, in the form of cash and equity bonus at the sole discretion of the Board. The employment with Mr. Gong has a term of one year and is subject to renewal upon mutual agreement.

There are no family relationships between Mr. Fan or Mr. Gong and any director or other executive officer of the Company. There are no transactions between Mr. Fan or Mr. Gong or any member of his immediate families and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission. Further, there is no arrangement or understanding between Mr. Fan or Mr. Gong and any other persons or entities pursuant to which Mr. Fan or Mr. Gong were appointed to their respective positions at the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2023

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer